Exhibit 2.12

FORM OF SERVICE LEVEL AGREEMENT
CENTRAL ENGINEERING AND MAINTENANCE

This Service Level Agreement (“Agreement”) is by and between Arconic-Köfém Kft (“Service Provider”), and Arconic-Köfém Mill Products Hungary Kft as buyer (“Buyer”) on [     ], 2020 (“Effective Date”) based upon the terms and conditions below.

Hereinafter Service Provider and Buyer shall be referred to jointly as "Contracting Parties" or "Parties".

I. GENERAL

A.	The Parties desire for Service Provider to render engineering, regular maintenance, trouble shooting, technical preparation, calibration, facility management and inventory and waste management services to Buyer as more fully described below (“Services”).

B.	Service Provider will render Services to Buyer via the utilization of its existing professional, human resources, fixed assets and established system, as improved from time to time. The Service provider shall provide the Services with adequate personnel and equipment.

C.	Service Provider will render the Services principally by using its own employees; however, if justified by the specific nature of the Service or Buyer's request, Service Provider is entitled to assign subcontractor(s) or third- party experts with Buyer’s prior approval, which shall not unreasonably be withheld. No subcontract or order will relieve Service Provider from its obligations to Buyer hereunder and no subcontract will bind Buyer. Service Provider is responsible to Buyer for the quality and on-time provision of Services regardless if these were rendered by subcontractor(s), third party experts or Service Provider’s employees.

D.	Service Provider is and will remain an independent contractor of Buyer. No employee, agent, or representative of Service Provider or its subcontractors will be deemed to be an employee of Buyer.

E.	During initial term of this Agreement, Buyer shall purchase Services from Service Provider, except to the extent a Service in this Agreement is listed as optional or the Parties mutually agree that Buyer does not need to purchase the Service. Notwithstanding the foregoing, Buyer is not required to purchase a Service set forth in this Agreement in relation to, and to the extent that, Buyer purchases a new industrial vehicle and a service plan from the manufacturer for such vehicle.

F.	Qualifications and Permits: Service Provider is responsible for maintaining any qualifications, licenses, and certifications necessary for its personnel to provide Services. Service Provider is also responsible for maintaining permits necessary for providing Services at Service Provider’s facility. To the extent that a Service entails Service Provider obtaining a new permit to perform Services in Buyer’s facility due to Buyer requesting Service Provider an additional activity not in scope of the Agreement, then Buyer shall be responsible for the costs of such permit and maintenance of any such permits thereafter is the responsibility of Service Provider.

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II. NON-OPERATIONAL FACILITY MANAGEMENT SERVICES

A.	Service Provider is responsible to manage the outdoor areas including maintenance of roads, walkways and parking lots (including snow removal and anti-skid treatment), fences, outdoor lighting and park care (hereinafter referred to as “Non-operational Facility Management Services”). Non-operational Facility Management Services does not include maintenance of Buyer’s buildings.

B.	Communications

Buyer's contact person:   [ ]

Service Provider's contact person(s): [ ]

C.	Service Fee.

Non-Operational Facility Management Service Fees for the first year of the Agreement is specified in Annex 1. Thereafter, the Parties may revise the Service Fees to apply to the following year no later than 31 Oct of the current year. The annual Service fee will be based on a cost-plus model, with a percentage mark-up, as noted in Annex 2, calculated on the actual costs of the services carried out, with Buyer’s portion (i) calculated on a pro-rata basis for common areas, according to the Buyer’s proportionate occupancy of the total Kofem site as set forth in the addendum to this Agreement; and (ii) 100% for Services that exclusively benefit Buyer’s property. Services Provider agrees to make rate structures available to Buyer upon Buyer’s reasonable request. The annual Service fee shall be paid in 12 equal installments. Invoicing and payment shall be handled in accordance with Section VI(A) below.

III.       OPERATIONAL FACILITY MANAGEMENT SERVICES

A.	Hoisting Equipment Maintenance 1.0 Service Providers responsibilities and duties

Hoisting Equipment Tests/Inspections:

•	Regular inspections as required by Hungarian law.
•	Repairs based on Inspection/Test reports.
•	Regular weekly inspections of key hoisting equipment based on mutually determined check list.

Hoisting Device maintenance and troubleshooting:

•	Troubleshooting in three shifts; with 1-hour response time from notification (i.e. trouble shooting starts within an hour from call), taking into consideration the key lifting equipment list from Annex#3.
•	On-call service on weekends and bank holidays with 2-hour response time from notification.

Fabrication/Revamping of equipment parts:

•	Managing of fabrication/revamping of parts with third party companies

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Technical planning, project support and project management on 'as needed' basis

•	Technical inspection of projects where hoisting equipment is involved;
•	Support of other projects: supervision of electrical sectioning, bumps and planned lifting;
•	Hoisting equipment expert activities;
•	Storage of limited spare parts;
•	Engineering and management

2.0 Buyer's duties

•	Designation of a Single Person Accountable (Hoisting equipment designee);
•	Ensure the availability of equipment scheduled for inspection;
•	Funding of purchasing of parts/supplies needed for maintenance and troubleshooting) based on data specified by Service Provider.

3.0. Communications

Buyer's Contact person:   [ ]

Service Provider's contact person(s): [ ]

B. Maintenance of Industrial Vehicles

1.0 Service Provider's responsibilities and duties

Inspections

•           Regular inspections as required by the OEM and/or Hungarian law.

•           Repairs based on inspection/test reports.

Preventive maintenance:

•	Preventive maintenance as required by manufacturer's recommendations

Industrial Vehicles maintenance and troubleshooting

•	Troubleshooting in two shifts; with 1-hour response time from notification (i.e. trouble shooting starts within one hour from call), taking into consideration Buyer’s priority list.
•	On-call service on weekends and bank holidays with 2-hour response time from notification.

Fabrication and revamping of equipment parts

•	Management of fabrication and revamping of equipment parts by contractors

Technical planning and management on 'as needed' basis:

•	Purchase and store of limited spare parts
•	Engineering and management

2.0 Buyer's duties

•	Designation of a Single Person Accountable
•	Ensuring the availability of equipment scheduled for inspection;
•	Funding of purchasing of parts/supplies needed for maintenance and trouble-shooting based on data specified by Service Provider.

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3.0. Communications

Buyer's contact person:   [ ]

Service Provider's contact person(s): [ ]

C. Combustion Systems Maintenance (Optional Service)

1.0 To the extent ordered by Buyer, Service Provider's responsibilities and duties:

Operation of combustions systems in continuous shifts:

•	On-site troubleshooting according to Buyer’s priority list; supported with on-call service in the 2nd and 3rd shift, weekends and bank holidays;
•	Daily inspections of heat treatment furnaces including their monitoring systems.

Technical supervision of third-party contractors

•	Planning/preparation of combustion systems' preventive maintenance
•	Technical inspection of contractors' activities

Regular combustion tests/inspections:

•	Inspections/tests as required by Hungarian laws

Process survey of heat treatment furnaces (temperature test)

Preventive maintenance and other requested operations/activities:

•	Preventive maintenance jobs (e.g. maintenance/replacement of thermocouples; pressure controller, maintenance of gas/air mixing and air control motors);
•	Planning of overhauls of combustion systems and performance of sub-projects; Alterations/amendments of combustion systems;
•	Purchasing/storage of limited spare parts;
•	Training of operating/maintenance personnel;
•	Engineering and management

2.0 Buyer's duties

•	Ensure the availability of equipment scheduled for inspection;
•	Funding of purchasing of parts/supplies needed for maintenance and trouble- shooting based on data specified by Service Provider.
•	Ensuring on-line supervision of combustion equipment.

3.0 Communications

Buyer's contact person:   [ ]

Service Provider's contact person(s): [ ]

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D. Calibration Laboratory (Optional Service)

1.0 To the extent ordered by Buyer, Service Provider's responsibilities and duties:

Calibration of tapes and meters/gauges:

•	Calibration of length measuring devices;
•	Calibration of industrial electronic meters and controls;
•	Thermometer calibration;
•	Maintenance of calibration database

2.0 Buyer's duties

•	Development of annual calibration plans;
•	Ensure the availability of equipment scheduled for calibration to Laboratory

3.0 Communications

Buyer's contact persons:   [ ]

Service Provider's contact person(s): [ ]

E.       Car Services (Optional Service)

1.0 To the extent ordered by Buyer, Service Provider's responsibilities and duties:

•	Management of service, repair and environmental/technical tests of cars; Management of winter/summer tire changes.

2.0 Intentionally deleted

3.0 Communications

Buyer's contact person:   [ ]

Service Provider's contact person(s): [ ]

F.      CEM Inventory and Waste Management Service

1.0 Service Provider Duties: Service Provider will administer the management of waste that Buyer has contracted with the third party service providers for removal and disposal handling of Buyer’s waste. Service Provider will administer management of material scrap that Buyer has contracted with third party service providers to remove and manage material scrap collected in central stores (e.g. iron scrap, wooden scrap and band scrap). Buyer will bring waste and material scrap to Service Provider’s designated area and Service Provider will collect, and where applicable, separate materials. Service Provider will store the material and call on contracted third-parties to remove the materials.

2.0 Buyer’s duties [ ]

3.0 Communications

Buyer's contact person:   [ ]

Service Provider's contact person(s): [ ]

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G.       CEM Predictive Maintenance

1.0       Service Provider's duties:

•	Complete scheduled predictive maintenance tests according to the rules of profession within six (6) work days and in line with any annual test schedules provided to Service Provider by Buyer.
•	Record test results and interaction recommendations and submit them to Buyer.
•	Draw up a written record of diagnostic tests and send them to the designated contact person via e-mail within three (3) days from the date of test.
•	Response time to urgent needs will be less than or equal to four (4) hours in morning shift on work days; motor tester and thermographic image tests in other cases less than eight (8) hours and not more than three (3) work days for non-scheduled tests.
•	Designation-of-Single Person Accountable(s) assigned to receive the requests for tests and communicate with the Buyer.

2.0       Buyer's duties

•	Development of an annual test schedule or revision of previous year's schedule (identify the equipment to be tested and the frequency of test)
•	Buyer will request tests (1.e. those not included in annual test Schedule) from contact persons in writing 24 hours before the requested time of test. Requests for tests to be performed on weekends or bank holidays shall be made three (3) days in advance.
•	Non-scheduled or urgent requests can be made verbally; nevertheless such request must be documented in writing within 24 hours.
•	Designation of Diagnostics Single Person Accountable(s) assigned to receive Service Provider's test reports and recommendations.
•	Buyer shall provide on-site assistance or local escort if such is needed (thermographic and motor tester checks). Failure to meet this requirement will release Service Provider from the obligation to perform tests.

3.0       Communications

Buyer's contact person: [ ]

Service Provider's contact person(s): [ ]

H.       Civil Engineering responsibilities (Optional Service)

1.0 To the extent ordered by Buyer, Service Providers duties:

Civil engineering Services for investment projects including but not limited to construction of buildings or refurbishment of buildings, Service Provider will complete planning/preparation of civil engineering in the case of construction of machine foundations or paved storage areas, including managing design, construction and obtaining permits.

Planning/preparation of repairs/maintenance with assignment including but not limited to the following:

•	Repairs of buildings (incl. walls, insulations, flooring);
•	Repairs / cleaning of rainwater drains;
•	Painting (building & machinery);
•	Concrete paved storage areas;

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•	Windows, skylights;
•	Complete refurbishment of locker rooms/shower areas;
•	Maintenance of locker rooms/shower areas/toilets
•	Regular inspection of the involved area according to the Assignor's condition, determination/survey of defects/gaps;
•	Development of a time schedule for major/multi-phase tasks;
•	Provision of data to enable development of inquiries; suggestion of contractors, evaluation of quotations, suggestion of preferred contractors;
•	Organization of conditions of construction at construction projects excluding the conditions to be provided by Buyer;
•	Commissioning the job, technical inspection;
•	Provide data to financial accounting.

2.0 Buyer's duties

•	Placing written order for the job based on prior agreement/discussion
•	Provision of data (technical, due date, financial conditions)
•	Approval of relevant technical approach and expenses enabling implementation of actions.
•	Inquiry, pricing negotiations and conclusion of contracts.
•	Provision of safe work area and/or safe equipment to construction.
•	Financial accounting, capitalization of Investment projects, project closing.

3.0 Communications

Buyer's contact person: [ ]

Service Provider's contact person(s): [ ]

I. Experts' engineer services (Optional Service)

1.0 To the extent ordered by Buyer, Service Providers duties:

Develop combustion system specifications, technical revision and legal compliance revision of the engineering plans of planned combustion systems, prepare permit acquisition and obtain the permits. Manage all aspects of permit acquisition process of hazardous fluid tanks. Manage all aspects of permit acquisition process of pressure vessels.

•	Communication with authorities in the course of permit acquisition process.
•	Provision of up-to-date professional information to Buyer
•	Completion of jobs/actions on time as agreed.
•	Provision of data to financial accounting.

2.0  Buyer's duties

•	Place written order for the job based on prior agreement/discussion
•	Provision of data (technical, due date, financial conditions)
•	Approval of relevant technical approach and expenses enabling implementation of actions.

3.0 Communications

Buyers contact person: [ ]

Service Providers contact person(s): [ ]

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J.	Operational Facility Management Services Service Fees

1.0	The Parties shall calculate Service Fees using a cost-plus methodology.

For higher value-add or critical services Service Provider will calculate its costs and add a mark up per the percentage in Annex 2. Provider’s cost shall be determined by using the exact methodology as it uses for its internal business. For clarity, the following Services carried out under the current agreement are deemed higher value-add or critical:

o	Hoisting Equipment Maintenance
o	Combustion Systems Maintenance
o	Calibration Laboratory
o	CEM Predictive Maintenance
o	Civil Engineering responsibilities
o	Experts' engineer services

For all other Services that are not higher value-add or critical, Service Provider will calculate its costs and add a mark up per Annex 2. Provider’s costs shall be determined by using the exact methodology as it uses for its internal business.

2.0	Service Fees for the first year of the Agreement and the calculations supporting the Service Fees are specified in Annex 1. Thereafter, the Parties may revise the Service Fees to apply to the following year. The Parties shall attempt to revise pricing for the next calendar year no later than 31 Oct of the current year. Service Provider will initiate any revision of the Service Fees by sending a detailed calculation on the costs of the current year including the calculation of the Buyer's share of the costs. If the Buyer does not accept the sent calculations and proposals, within 15 days of its receipt of the calculations and proposals, Buyer may request that the Parties discuss the situation and the Parties shall discuss such situation in good faith.

3.0	Service Fees are exclusive of VAT. All other taxes imposed upon Service Provider, the price or compensation under this Agreement and/or upon the Services provided hereunder are the responsibility and liability of Service Provider.

4.0	Service Provider warrants that prices set forth in this Agreement are complete and that no additional charge of any type will be added without Buyer’s prior express written consent.

5.0	Buyer is entitled to have information on actual cost levels at any time. Buyer has the right to inspect cost records of the Central Engineering and Maintenance Organization of the Service Provider at any time, during business hours after sending a 3 working days prior written notice to Service Provider.

6.0	Buyer shall not be bound to pay Service Provider to the extent a Service fails to conform to Service Provider’s obligations under the Agreement. Buyer shall not be in default and interest shall not accrue on any invoices or Service Fees that Buyer disputes in good faith.

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7.0	At Buyer’s reasonable request, the Service Provider and Buyer will discuss the selection of specific individuals to provide Services and the replacement of any Service Provider employee where, in Buyer’s reasonable opinion the employee’s work is substandard.

K. Spare parts. Service provider must obtain Buyer’s prior written consent before ordering or purchasing any spare parts per this Agreement that are individually between 250,000 and 500,000 HUF. For spare parts with the individual value under 250,000 HUF Service Provider may order the parts, with a monthly cap of 1,500,000 HUF. After reaching the cap Service Provider needs to obtain Buyer’s written consent for any spare part orders. Spare parts with the value 500,000 HUF or higher will be ordered by Buyer directly.

IV.       ORDERING

Orders for a specific Service may be done as noted (if applicable) in Sections II and III and as set forth in this Section IV.

For each maintenance Service, to the extent applicable, Service Provider shall provide Buyer annual maintenance plans that outline the maintenance Services on an annual, monthly, weekly, and daily basis. All such maintenance plans are subject to Buyer’s review and approval. After the approval of the annual plans, Buyer may, but shall not be required to, issue annual/monthly/weekly/ daily orders for each maintenance Service.

For any optional Services that Buyer is ordering from Service Provider, Buyer may discontinue ordering such optional Services three months after Buyer provides written notice to Service Provider of Buyer’s desire to discontinue the optional Service. For any Service previously discontinued by Buyer, Service Provider’s obligation to begin reperforming such Service shall not apply until three months after Buyer provides written notice to Service Provider of Buyer’s desire to reorder the Service.

For any non-optional Services that Buyer is ordering from Service Provider, Buyer may discontinue ordering such optional Services twelve months after Buyer provides written notice to Service Provider of Buyer’s desire to discontinue the optional Service. For any Service previously discontinued by Buyer, Service Provider’s obligation to begin reperforming such Service shall not apply until twelve months after Buyer provides written notice to Service Provider of Buyer’s desire to reorder the Service.

Buyer may order Services via email or phone.

V.        WARRANTIES

A.	For Services. For six (6) months after the date that Services are completed, Service Provider warrants the following: ( (i) Services will meet the agreed upon specifications and (ii) Service Provider will (a) use commercially reasonable efforts to render Services and, at a minimum, shall perform Services with the same degree of care and in the same manner for which it performs such services for itself; (b) comply with all applicable laws, standards and regulations in effect at the time Services are rendered; and (c) obtain any requisite permits or licenses for such Services prior to their being rendered, except to the extent of Buyer’s obligations to obtain or maintain permits.

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B.	For Goods. To the extent Service Provider is supplying goods or materials (“Goods”) in connection with the performance of the Services, Service Provider warrants that, from the date of tender of delivery of the Goods, all Goods: (1) shall be selected by Service Provider (to the extent applicable) in conformance with all applicable specifications (if any); (2) Service Provider acknowledges that Buyer is relying on the Service Provider’s skill or judgment to furnish suitable Goods; (3) shall be composed of all new components unless agreed otherwise by the Parties; (4) shall be free and clear of all liens and encumbrances; and (5) shall be purchased and used, to the extent applicable, by Service Provider in compliance with all applicable federal, state and local laws, regulations or orders applicable to the Goods. Warranties shall extend for six (6) months after delivery of the Goods or, where no delivery occurs, six (6) months after performance of the Services. In addition to the foregoing, Service Provider shall effectively transfer to Buyer all transferrable OEM warranties on Goods. If any warranties are non-transferrable, Service Provider shall act as Buyer’s agent to pursue any warranty claim that Buyer may have under the OEM warranties.

C.	SERVICE PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED (INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), EXCEPT SUCH AS IS EXPRESSLY SET FORTH HEREIN.

D.	In addition to remedies otherwise available to Buyer, if Goods or Services do not meet the requirements set forth in parts A and B of Section V, Service Provider will, at the election of Buyer and upon notice from Buyer, and at Service Provider’s sole cost (including any relevant transportation and labor costs), either redesign, repair or replace (including, if applicable, reinstall) the Goods and/or re-perform the related Services within a reasonable period of time based on the circumstances. Absent mutual agreement of the Parties, Service Provider shall remedy the situation within a reasonable time frame attributable to the nature of the situation. If Service Provider fails to timely make the necessary redesign, repair or replacement, Buyer may perform or cause to be performed such redesign, repair or replacement at Service Provider's cost and any reasonable costs and expenses incurred by Buyer to cover will be recoverable from Service Provider as a debt due and payable.

VI.       INDEMNIFICATION, INSURANCE

A.	Service Provider will indemnify, defend, and hold harmless Buyer, its directors, officers, employees, agents, representatives, successors, and assigns (“Indemnitees”) from and against all third party claims (including claims by Buyer’s employees) of loss, liability, cost and expenses, fines and penalties, including the reasonable cost of defense of such claims, due to personal injury, death or property damage to the extent such personal injury, death or property damage is caused by the negligent acts or omissions of Service Provider.

B.	Buyer will indemnify, defend, and hold harmless Service Provider, its directors, officers, employees, agents, representatives, successors, and assigns (“Indemnitees”) from and against all third party claims (including claims by Service Provider’s employees) of loss, liability, cost and expenses, fines and penalties, including the reasonable cost of defense of such claims, due to personal injury, death or property damage to the extent such personal injury, death or property damage is caused by the negligent acts or omissions of Buyer.

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C.	Each Party hereby expressly agrees to waive any provision of any workers’ compensation act, disability or other employee benefits laws, or any similar laws granting the indemnifying Party rights and immunities as an employer to the extent necessary for the indemnifying Party to adhere to its obligations above in paragraphs A and B.

D.	As a condition precedent to any indemnification obligations hereunder, any entity entitled to indemnification shall give prompt written notice to the indemnifying Party of any matter that may be subject to indemnification, promptly after learning of such Claim; provided that, any delay in providing such notification shall not relieve the indemnifying Party of its indemnification obligations hereunder except to the extent, if any, that such delay prejudices the indemnifying Party’s ability to successfully defend such claim. If such claim falls within the scope of the indemnification obligations of this provision, then the indemnifying Party shall assume the defense of such claim. The indemnified Party shall cooperate with the indemnifying Party in such defense. The indemnified Party may, at its option and expense, be represented by counsel of its choice in any action or proceeding with respect to such claim. The indemnifying Party shall not be liable for any litigation costs or expenses incurred by the indemnified Party without the indemnifying Party’s written consent, such consent not to be unreasonably withheld. The indemnifying Party shall not settle any such claim if such settlement does not fully and unconditionally release the indemnified Party from all liability relating thereto, unless the indemnified Party otherwise agrees in writing. The indemnifying Party’s obligations under this article will not apply to any settlement, adjustment or compromise of any claim made by the indemnified Party without the indemnifying Party’s prior written consent.

E.	Service Provider agrees: (1) to maintain in full force and effect casualty, property, and other lines of insurance of the types, on the terms and in the amounts commensurate with its business and risks associated therewith (“Insurance”) and to comply with applicable workers compensation insurance laws regarding insurance or qualification as a self-insurer; (2) to the extent permitted by law, to waive rights of subrogation and contribution against Buyer in relation to Service Provider’s commercial general liability policy; (3) to ensure that Buyer is made an additional insured on Service Provider’s commercial general liability policy; (4) to ensure that Service Provider’s commercial general liability policy states that it is specifically primary to any of Buyer’s insurance policies, which policies shall be, in all respects, excess to Service Provider’s policy; (5) to be solely responsible for any deductibles, self-insured retentions, or other form of self-insurance under the policies of Insurance; (6) upon Buyer’s reasonable request, to timely provide written certification, reasonably acceptable to Buyer, certifying the material terms of the policies of Insurance.

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VII.       CONFIDENTIALITY

The Parties agree that the Confidentiality Agreement between the Parties dated [     ], 2020 shall apply to this Agreement and the term of such Confidentiality Agreement, as it applies to this Agreement, shall have the same term as this Agreement.

VIII.       MISCELLANEOUS

A.	Invoicing

1.0	Service Provider will promptly submit to Buyer correct and complete invoices showing the calculation of hours worked multiplied by the applicable unit prices. Service Provider will maintain records of activities performed and/or services provided with regard to Buyer's areas and equipment. At month end Buyer's designee will review and countersign the records which serve as a basis for monthly invoices that are broken down by types of services.

2.0	Invoices are payable within 30 days from the date of receipt. If the payment due date falls on a day which is a Saturday, Sunday or legal holiday in Hungary, then payment shall be due on the last business day immediately prior to such Saturday, Sunday or legal holiday

3.0	In case of late payment, Buyer shall pay default interest. The default interest rate is equal to the basic interest rate of the National Bank of Hungary. Buyer shall not be in default and shall not be obligated to pay interest for any late payment withheld in good faith for Services that have not met the standards set forth in Section V (warranties). If Buyer fails to pay amounts due and owing either Party may request discussions between the Parties to resolve the situation and each Party agrees to participate in such discussions and act in good faith. Buyer may only setoff amounts what are agreed to by the Parties.

B.	Place and method of rendering Services

1.0	Place of rendering Services is the Service Provider's facility or Buyer's location listed above or any other places as mutually anticipated by the Parties.

2.0	Each Party agrees (and shall ensure that its agents, employees and subcontractors agree) to abide by the rules and reasonable request of the other Party while on the premises owned, leased or otherwise controlled by such Party. Each Party reserves the right to bar anyone from its premises for reasonable cause. Service Provider agrees to comply with the EHS standards set forth in Annex 4 while performing Services on Buyer’s property.

3.0	Buyer will be responsible for reporting complete and accurate information on its activities and providing complete documents within its possession to Service Provider as Service Provider requests and is required for the performance of this Agreement accurately and on time.

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4.0	Service Provider shall promptly advise Buyer on any circumstances that can jeopardize or hinder the successful or on-time performance of assignments. Buyer's contact person needs to be approached in such cases.

5.0	Service Provider will make available the needed personal protective equipment for its personnel for assignments.

C.	Term

1.0	The Agreement’s initial term shall be five (5) years from the Effective Date. Thereafter, the Agreement shall renew on an annual basis unless a Party provides one-year written notice to the other that it desires to terminate the Agreement.

2.0	The Agreement may only be amended in writing signed by both Parties.

D.	Breach

1.0	A non-breaching Party shall have the right to terminate the Agreement and/or an Order hereunder immediately upon issuance of written notice in the event that the other Party is in material breach of the Agreement, which breach remains uncured within 30 days of its receipt of notice of breach from the non-breaching Party, provided that the cure period for a failure to timely pay is fifteen (15) days, not 30 days.

E. Force Majeure.

Neither Party will be in default for any delay or failure to perform its obligations under this Agreement if such default, failure or delay is caused by anything beyond the reasonable control of the Party affected, including, but not limited to, terrorist acts, civil commotion, shortages of materials, fuel or power, fires, floods or other acts of God, or acts or omissions of the other Party. The Party affected by an event under this paragraph shall furnish prompt written notice of any delays or non-performances (including its anticipated duration) after becoming aware that it has occurred or likely will occur and specify in reasonable details the facts constituting the force majeure. If Service Provider is unable to perform due to Force Majeure, Buyer may obtain the services from other sources and reduce its obligations owing to Service Provider without liability to Service Provider. Both Parties agree to use their respective reasonable efforts to cure any event of force majeure to the extent that it is reasonably possible to do so.

F. Service Provider and Buyer acknowledge that purchase orders, sales acknowledgment forms and other standard documents may be utilized by the Parties for purposes of convenience in the administration of this Agreement, however any standard terms and conditions contained therein are for informational purposes only and shall not vary the terms of this Agreement.

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G. Applicable Law; Disputes

1.0	Provisions of the Hungarian Civil Code and particularly those ruling businesses are governing.

2.0	This Agreement has been prepared in Hungarian and English, and in the case of a legal dispute or conflicting interpretation, the Hungarian version shall prevail

3.0	The Parties agree to resolve any possible legal dispute arising from this Agreement in the first instance through negotiation between the Parties. Should these attempts fail to bring results within a period of 30 days from the start of such negotiation, then Parties shall resort to the dispute resolution process set forth in the 2020 Separation Agreement dated between Arconic Corporation and Howmet Aerospace Inc.

H. Authority; Entire Agreement

1.0	Contracting Parties declare that their representatives are duly authorized to sign this Agreement.

2.0	This Agreement is binding to Contracting Parties, their legal successors and approved beneficiaries. This Agreement represents the whole agreement between Contracting Parties and makes any other earlier negotiations, commitments or written documents void and null.

3.0	Annexes containing services fees are inseparable parts of this Agreement.

4.0	Neither this Contract nor either Party’s rights and obligations hereunder are assignable by either Party without the prior written consent of the other Party. Notwithstanding anything in this Agreement to the contrary, the direct or indirect transfer of all or a majority of the assets of or equity interest in the Global Rolled Products business – either directly or through its subsidiaries - in connection with or in anticipation of the announced separation shall not constitute a change of control, shall not require further consent, shall not be deemed a breach or default of this Agreement and shall not be a basis for termination or cancellation of this Agreement.

I. Notices

General communications or notifications required or permitted by this Agreement shall be made in writing. Any notice or other writing required by this Agreement shall be deemed to be sufficiently given if mailed by Hungarian Mail, in closed envelop, postage prepaid, sent as registered mail with receipt confirmation (internationally 1st class air mail) or served personally or addressed as below (or to any other addresses the Parties may report or specify to the replacement of the ones below by observation the applicable procedures):

If sent to Buyer: [ ]

and to Buyer's assigned representative as noted above

If sent to Service Provider. [ ]

and to Service Provider's assigned representative as noted above

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and shall be deemed to have been given and received in the case of a letter on the date indicated in the confirmation, if it was personally served on the date of serving, or if by facsimile transmission the date upon which it is transmitted.

Having read and interpreted this this Agreement jointly, Parties have found it fully compliant with their intentions and signed it as such affirmatively.

At Szekesfehervar, _____, 2020

Arconic-Köfém Mill Products Hungary Kft	Arconic-Köfém Kft

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

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